

Mail Stop 3561

August 6, 2007

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763

>   **Re: Robert James & Associates, Inc.**
>   **Amendment No. 5 to the Offering Statement on Form 1-A**
>   **Amendment filed June 29, 2007**
>   **File No. 24-10142**

Dear Mr. Tonachio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4

1.   Disclose the states in which you intend to conduct your offering and discuss the method by which the securities are to be offered. See Item 4(a) of Form 1-A. We note your supplemental response to comment one of our letter dated March 26, 2007 that you intend to sell in the states that allow the sale without registration of securities qualified pursuant to Regulation A. Please disclose in greater detail the exemptions of the states to be relied upon. We may have further comment.

Risk Factors, page 3

2.   In the applicable risk factor, please clearly disclose that Mr. Tonachio has not affirmatively agreed not to amend or waive the lock-up agreement.

3.   We reissue comment nine of our letter dated March 26, 2007. Update the amount of cash on hand as of the most recent practicable date. In this regard "most recent practicable date" is typically more recent than your balance sheet date.

Item 9 Remuneration of Directors, page 31

4.   We note your response to comment 30 of our letter dated March 26, 2007; however, we believe that further discussion is necessary. Given Mr. Tonanchio's ownership and control of the issuer, there does not appear to be a significant difference between a redemption call by the company, ordered by Mr. Tonachio as a director, and a conversion by Mr. Tonachio as a shareholder. As a result, it is not clear why there is a redemption cushion. Please explain.

5.   We note your response to our prior comment 31 of our letter dated March 26, 2007 and revised disclosure on page 33. Please revise to indicate the extraordinary items that will be excluded for purposes of Mr. Tonachio's bonus calculation.

6.   We reissue comment 32 of our letter dated March 26, 2007. Please clarify whether Mr. Tonachio has been paid for any of his services in the past – and if not, address any financial obligation that the company may have to do so.

Financial Statements

7.   The financial statements should be updated to comply with Form 1-A, part F/S.

Exhibits

8.   We reissue comment 42 of our letter dated March 26, 2007. Please file the complete agreements, including all attachments, appendices, schedules, exhibits, etc. It appears that you for some agreements you have simply provided the various compensation rate tables. Please file each contract separately, with a separate exhibit number, and include the appendices, attachments, schedules, etc. with the correct agreement. In addition, if there are multiple contracts, provide clear disclosure in the list of exhibits as to each contract. We may have further comment.

Exhibit 4.0

9.   We do not believe that the company has responded entirely to our prior comment 40 of our letter dated March 26, 2007. The representations specified in the subscription agreement requiring subscribers to represent that:

- I have such knowledge and experience in financial and business matters that I (alone or together with a purchaser representative) am capable of evaluating the merits and risks of this investment;
- The undersigned further certifies that (i) the undersigned (or the undersigned's professional advisor(s)) has the capacity to protect the undersigned's interests in this investment; (ii) the undersigned is able to bear the economic risks of this investment;

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

In addition to responding to the foregoing, please direct us to the specific provision of Delaware and Texas law which would require this language.

Exhibit 11.0

10.   Please revise to clarify your legality opinion. The current language may be read to indicate that the shares will be validly issued "when issued according … to the laws of the State of Nevada." Please revise to clarify this language and also indicate that your opinion covers the laws of the State of Nevada, including its Constitution, statutes, agency rules and published court decisions. Also, please file a validly executed opinion.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Lee W. Cassidy
        Fax: (202) 745-1920